Banco Itaú Holding Financeira S.A.
(DENOMINATION CURRENTLY BEING CHANGED TO
ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)
A Publicly Listed Company	NIRE. 35300010230

Announcement to the Market

Trading of Own Shares for Treasury
Month: January 2009

1.
On November 18, 2004, in keeping with the best Corporate Governance practice, Banco Itaú Holding Financeira S.A. (denomination currently being changed to Itaú Unibanco Banco Múltiplo S.A.) voluntarily disclosed its "Operating Rules for the Trading of Own shares for Treasury"(“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Holding, and minimum, average and maximum prices.

3.	We inform the capital market entities that during the month of January 2009, Itaú Holding did not trade any of its own shares for treasury.

4.	We would remind readers that historical data is available in the organization's Investor Relations site (www.itauri.com.br).

São Paulo-SP, February 9th, 2009.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer